Exhibit 99.1

Thomson Reuters Files 2018 Annual Report

TORONTO, March 13, 2019 – Thomson Reuters (TSX / NYSE: TRI) today filed its annual report for the year ended December 31, 2018. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of www.thomsonreuters.com. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies of the 2018 annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, Metro Center, One Station Place, Stamford, CT 06902, United States.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 646 223 4228 andrew.green@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com